UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

COX RADIO, INC.

(Name of Subject Company)

COX RADIO, INC.

(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share

(Title of Class of Securities)

224051102

(CUSIP Number of Class of Securities)

Robert F. Neil

President and Chief Executive Officer

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

(678) 645-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay M. Tannon

Frank M. Conner III

Michael P. Reed

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

(202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this Amendment No. 2 on Schedule 14D-9/A (together with any Exhibits and Annexes hereto, this “Amendment”) is to amend Item 2, Identity and Background of Filing Person, Item 3, Past Contacts, Transactions, Negotiations and Agreements, Item 4, The Solicitation or Recommendation, Item 5, Persons/Assets, Retained, Employed, Compensated or Used, Item 7, Purposes of the Transaction and Plans or Proposals, Item 8, Additional Information, and Item 9, Exhibits.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 14D-9 filed with the Commission (as defined below in Item 2 “Identity and Background of Filing Person—Tender Offer”) on April 3, 2009, as amended and supplemented by the Schedule 14D-9/A filed with the Commission on April 20, 2009.

Item 2. Identity and Background of Filing Person.

The following is inserted at the end of the first paragraph under the heading “Tender Offer”:

On April 29, 2009, Media and Enterprises issued a press release to increase the Offer Price to $4.80 net per Share in cash without interest (the “New Offer Price”) and extend the Offer Period until 12:00 midnight, New York City time on Wednesday, May 13, 2009.

The following paragraphs are inserted immediately following the ninth paragraph under the heading “Tender Offer”:

In determining whether Ms. Baranco and Mr. Evans were independent directors, the Board used the definitions of independence set forth in Section 303A of the Corporate Governance Listing Standards of the New York Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

In addition, and as previously discussed in the Company’s most recent proxy statement filed on March 21, 2008, the Board was also aware of Ms. Baranco’s relationship as an executive officer and principal of Baranco Automotive Group, which purchases advertising from, among others, Media, Enterprises, the Company and their affiliates through Baranco Automotive Group’s advertising agency. All advertising transactions between Baranco Automotive Group or its advertising agency, and Media, Enterprises, the Company and their affiliates are arm’s length transactions, and Ms. Baranco is not directly involved in either the purchasing determination or negotiations of such advertising transactions.

Neither ECP Benefits, LLC nor Associated Media Partners has any business dealings with Media, Enterprises, the Company or their affiliates.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The following paragraph is inserted immediately following the fourth paragraph under the heading “Enterprises and Media Share Ownership; Interlocking Directors and Officers”:

According to the Schedule TO, in connection with the Offer and in addition to the current restructuring by Enterprises of its other media properties, Enterprises expects to review the Company and its assets, corporate structure, capitalization, operations, management and personnel to determine what changes, if any, would be desirable following a merger in order to best organize and integrate the activities of the Company’s and Enterprises’ other media properties. This will include evaluating the current slate of directors on the Board in light of the termination of all director independence requirements as a result of the Company becoming a wholly owned subsidiary of Media. According to the Schedule TO, it is expected that Enterprises will reduce the size and composition of the Board to be consistent with other subsidiaries of Enterprises.

The third paragraph under the heading “Past Contacts, Negotiations and Agreements—Director and Officer Ownership of Shares” is replaced in its entirety with the following:

As of March 31, 2009, members of the Board beneficially owned in the aggregate 246,598 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. The members of the Special Committee do not own any Shares, excluding any Restricted Shares. As of March 31, 2009, Ms. Baranco owned 5,957 Restricted Shares and Mr. Evans owned 2,769 Restricted Shares. As discussed below in Item 4 “The Solicitation or Recommendation—Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) currently intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Item 4. The Solicitation or Recommendation.

Solicitation Recommendation

All of the paragraphs under the heading “Solicitation Recommendation” are replaced in their entirety as follows:

For the reasons described in this Amendment, the Special Committee is changing its position that it cannot express an opinion with respect to the Offer. The Special Committee has unanimously determined and continues to believe that the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises). Additionally, the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Special Committee made this determination after carefully considering the New Offer Price and other relevant facts and information, and after discussing such factors with the Special Committee’s outside counsel and financial advisor. The factors that were relied upon by the Special Committee in both withdrawing its position that it cannot express an opinion with respect to the Offer and making its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer are described below. See “—Reasons for the Special Committee’s Recommendation.”

The ninth paragraph under the heading “Background of the Offer” is replaced in its entirety as follows:

During a telephonic meeting on March 25, 2009, in which outside counsel to the Special Committee participated, Ms. Baranco and Mr. Evans discussed at length the merits of several investment banking firms that could act as the Special Committee’s financial advisor. Based on its reputation, independence, experience and knowledge of the broadcasting industry, Ms. Baranco and Mr. Evans approved the retention of Gleacher Partners LLC (“Gleacher”) as the Special Committee’s financial advisor, subject to reaching an agreement on the terms of its engagement. Before selecting Gleacher, Ms. Baranco and Mr. Evans discussed with their outside counsel the experience and independence of Gleacher to provide independent and objective financial advisory services to the Special Committee taking into account an insignificant business relationship between a management official of Gleacher and one of the members of the Special Committee. Ms. Baranco and Mr. Evans also considered that Gleacher had no recent financial advisory or other commercial or investment banking relationships with the Company, and no financial interest in either the Company or Enterprises or their respective affiliates.

The 24th paragraph under the heading “Background of the Offer” is replaced in its entirety as follows:

Later that day, the Special Committee telephoned Mr. Dyer and informed him that, although the Special Committee believed the Offer Price remained fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), the Special Committee was concerned that the non-waivable majority of the minority condition might not be met as an insufficient number of Shares were likely to be tendered. The Special Committee discussed with Mr. Dyer a variety of factors underlying its concern. The Special Committee stated that it continued to believe the consummation of a tender offer was in the best interests of the Company’s stockholders (other than Media and Enterprises) and informed Mr. Dyer that Media and Enterprises should consider increasing the Offer Price. However, at that time, the Special Committee determined that it was not appropriate for it to propose a new Offer Price to Media and Enterprises. After the Special Committee telephoned Mr. Dyer, the Special Committee met telephonically with its outside counsel to discuss its conversation with Mr. Dyer.

The 26th paragraph under the heading “Background of the Offer” is replaced in its entirety as follows:

On the morning of April 15, 2009, the Special Committee received a telephone call from Mr. Dyer who informed the Special Committee that Media and Enterprises would consider increasing the Offer Price, but that Media and Enterprises requested that the Special Committee propose an increased Offer Price. The Special Committee stated that it was not appropriate at that time for it to propose an increased Offer Price, but suggested that, at a minimum, Media and Enterprises should consider the public trading prices of the Shares since the announcement of the Offer. Mr. Dyer also informed the Special Committee that Media and Enterprises had asked their financial advisor to contact the Special Committee’s financial advisor regarding a potential increase of the Offer Price.

The following paragraphs are inserted immediately following the 37th paragraph under the heading “Background of the Offer”:

Shortly thereafter on April 20, 2009, the Special Committee’s financial advisor telephoned Messrs. Neil and Odom to confirm that the financial results for the Company had not changed since the disclosure of the First Quarter Preliminary Financial Results and the March Forecast. The Special Committee’s financial advisor asked Messrs. Neil and Odom to notify the Special Committee in the event that Messrs. Neil and Odom become aware of any material change in the Company’s financial results or projections.

Later that day, Media and Enterprises’ financial advisor telephoned the Special Committee’s financial advisor and discussed a process for negotiating a new Offer Price and made arrangements to meet in person the following day.

That same day, the Special Committee received a telephone call from Mr. Dyer to thank the Special Committee for its work to date, to discuss the Special Committee’s change in its position with respect to the Offer, and to discuss a process for moving forward. Mr. Dyer noted to the Special Committee that he believed there were positive developments in the stockholder community regarding the Offer.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor updated the Special Committee on its call with Media and Enterprises’ financial advisor.

On April 21, 2009, the Special Committee’s financial advisor and Media and Enterprises’ financial advisor met in person to negotiate a new Offer Price. The Special Committee’s financial advisor provided Media and Enterprises’ financial advisor with an overview of pre- and post-tender offer trading prices and a minority interest premiums paid analysis detailing representative initial offer and final offer premiums in such transactions. The Special Committee’s financial advisor informed Media and Enterprises’ financial advisor that the Special Committee had given the Special Committee’s financial advisor authority to solicit the views of the Company’s stockholders regarding the Offer. Media and Enterprises’ financial advisor shared with the Special Committee’s financial advisor the feedback it had received from stockholders regarding the Offer. Media and Enterprises’ financial advisor also informed to the Special Committee’s financial advisor that Enterprises is a disciplined buyer.

On April 22, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor updated the Special Committee on its meeting with Media and Enterprises’ financial advisor and outlined its approach for determining a proposed price for the Shares.

During the day on April 22, 2009, the Special Committee’s financial advisor placed several calls to stockholders to solicit their views regarding an increased Offer Price.

On April 23, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor informed the Special Committee of the feedback it had received from stockholders regarding an increased Offer Price. The Special Committee’s financial advisor provided the Special Committee with a report of its analysis with respect to a new Offer Price to propose to Media and Enterprises that would increase the likelihood of satisfying the majority of the minority condition, including the following methodologies used in its analysis: (a) pre- and post-tender offer trading prices, (b) minority premiums paid analysis for transactions whereby the initial offer price was raised and the transaction was completed, and (c) prices that have led to successful completions of offers to average interim trading prices during such offers. The Special Committee discussed with its outside counsel and financial advisor the Special Committee’s proposed strategy with respect to negotiating a new Offer Price with Media and Enterprises. Thereafter, the Special Committee instructed its financial advisor to propose a new Offer Price of $5.00 per Share to Media and Enterprises’ financial advisor. The Special Committee decided that it would reconvene the meeting later that day after the Special Committee’s financial advisor had conveyed its proposal for a new Offer Price to Media and Enterprises’ financial advisor.

Following the Special Committee meeting, the Special Committee’s financial advisor met telephonically with Media and Enterprises’ financial advisor and advised them that, after discussing various factors with its outside counsel and financial advisor, the Special Committee was requesting that Media and Enterprises raise the Offer Price to $5.00 per Share and, if Media and Enterprises did so, the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. The Special Committee’s financial advisor provided Media and Enterprises’ financial advisor with a number of factors that they believed supported the requested new Offer Price, including recent weighted-average trading price information for the Shares, premiums paid in other minority interest transactions, the average price paid by the Company in repurchases of its Shares during the first quarter of 2009 and recent discussions with certain of the Company’s stockholders.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor reported that it had conveyed the proposed new Offer Price to Media and Enterprises’ financial advisor and that the Special Committee’s financial advisor expected Media and Enterprises to respond to the proposed new Offer Price through their financial advisor the following day.

On April 24, 2009, the Special Committee’s financial advisor met in person with Media and Enterprises’ financial advisor. Media and Enterprises’ financial advisor provided the Special Committee’s financial advisor with information regarding its analysis with respect to the new Offer Price of $5.00 per Share proposed by the Special Committee. Media and Enterprises’ financial advisor conveyed that Media and Enterprises would increase the Offer Price to $4.42 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. Media and Enterprises’ financial advisor expressed Media and Enterprises’ desire to meet with the Special Committee in person on April 28, 2009 to continue negotiations regarding a new Offer Price.

Shortly thereafter, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor conveyed Media and Enterprises’ proposed new Offer Price. The Special Committee decided to consider the proposed new Offer Price over the weekend and to discuss it with its outside counsel and financial advisor on April 27, 2009.

On April 27, 2009, the Special Committee met telephonically with its outside counsel and financial advisor. The Special Committee’s financial advisor provided the Special Committee with a summary of the presentation that Media and Enterprises’ financial advisor made to the Special Committee’s financial advisor on April 24, 2009. The Special Committee discussed with its outside counsel and financial advisor the Special Committee’s proposed strategy with respect to negotiating with Media and Enterprises and its financial advisor concerning a new Offer Price. The Special Committee instructed its financial advisor to propose a new Offer Price of $4.82 per Share to Media and Enterprises’ financial advisor.

Later that day, the Special Committee’s financial advisor met telephonically with Media and Enterprises’ financial advisor and advised them that, after further discussions with its outside counsel and financial advisor, the Special Committee was proposing that Media and Enterprises increase the Offer Price to $4.82 per Share and, if it did so, the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price.

On April 28, 2009, the Special Committee’s financial advisor met in person with Media and Enterprises’ financial advisor. Media and Enterprises’ financial advisor informed the Special Committee’s financial advisor that Media and Enterprises would increase the proposed new Offer Price from $4.42 per Share to $4.70 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price. After consideration of this proposal, the Special Committee’s financial advisor advised Media and Enterprises’ financial advisor that the Special Committee was not prepared to recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price of $4.70 per Share.

Later that day and after meeting with its financial advisor, the Special Committee met in person with Messrs. Dyer and Hayes to discuss the proposed new Offer Price. Thereafter, Messrs. Dyer and Hayes advised the Special Committee that, after further consideration, Media and Enterprises would increase the Offer Price to $4.80 per Share if the Special Committee would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the proposed new Offer Price and stated that $4.80 per Share was Media and Enterprises’ best and final offer. The Special Committee informed Messrs. Dyer and Hayes that it would recommend that the Company’s stockholders (other than Media and Enterprises) accept the Offer at the New Offer Price and tender their Shares pursuant to the Offer.

Later that day, the Special Committee met telephonically with its outside counsel and financial advisor. After a discussion regarding the proposed new Offer Price of $4.80 per Share by Media and Enterprises, the Special Committee determined to recommend to the Company’s stockholders (other than Media and Enterprises) that such stockholders accept the Offer at the New Offer Price and tender their Shares pursuant to the Offer.

On April 29, 2009, Media and Enterprises issued a press release announcing the New Offer Price and filed an amendment to the Schedule TO.

All of the paragraphs under the heading “Reasons for the Special Committee’s Recommendation” are replaced in their entirety as follows:

In making its determination (a) that the Special Committee withdraw its position that it cannot express an opinion with respect to the Offer, (b) that the Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises), and (c) to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered a number of factors, including the following:

Dramatic Change in the Company’s Operating Environment Brought About by Current Economic Conditions. In its deliberations, the Special Committee was keenly aware of the unprecedented contraction in the global and U.S. domestic economies and the dramatic adverse impact of that economic contraction on the Company’s financial condition and operating performance, as well as on the market valuation of the Company and other radio broadcast companies. The Special Committee was informed by management of the Company that current economic conditions had caused advertisers, especially advertisers in the automotive, financial services and home improvement industries, who constitute a significant portion of the Company’s revenues, to reduce significantly their advertising spending, thus having a significant adverse impact on the Company’s revenues, and operating cash flow. Management of the Company prepared the February Forecast for the remainder of 2009 which reflected estimated EBITDA (as defined below under “—Non-GAAP Financial Measures”) of $69.0 million (updated to $72.3 million in the March Forecast) as compared to actual EBITDA of $132 million and $154 million for fiscal years 2008 and 2007, or 48% and 55% less, respectively. The Special Committee also considered the First Quarter Preliminary Financial Results and March Forecast which showed slight improvement as compared to the February Forecast but which were still well below the Company’s historical financial performance. In light of the dramatic decline in the economy which has particularly affected sectors from which the Company derives a substantial portion of its revenues, the Special Committee believes that the decline in the Company’s value is not temporary and, as a consequence, the historical valuations of the Company are no longer reflective of its current intrinsic value. Moreover, while the Special Committee believes that the Company’s operating environment will improve over time, the Special Committee does not believe, based on the financial analyses it reviewed and its own judgment of the economic environment, that it is reasonable to assume that the Company will attain growth rates required to achieve future financial results comparable to the Company’s historical financial results.

Opinion of Financial Advisor. The Special Committee took into account the presentation from its independent financial advisor, Gleacher, on April 1, 2009 and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Offer Price to be received by holders of the Shares (other than Media and Enterprises) in the Offer was fair, from a financial point of view, to such holders. A copy of the Gleacher presentation is filed as Exhibit (a)(5)(K) to this Amendment and is incorporated herein by reference. The full text of the Gleacher written opinion, dated April 1, 2009, is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 and should be read in its entirety.

In determining to recommend, on behalf of the Company, that the Company’s stockholders (other than Media and Enterprises) accept the New Offer Price and tender their Shares pursuant to the Offer, the Special Committee also considered the reports delivered to the Special Committee by Gleacher on April 16, April 23 and April 27, 2009 (each as described under “—Opinion of Financial Advisor—Updated Analysis” below). In evaluating Gleacher’s presentations and reports, the Special Committee was aware that Gleacher would receive the fees described under Item 5 of this Amendment.

Financial and Business Prospects of the Company and Management’s Projections of Future Performance. The Special Committee considered the projections of the Company’s future performance prepared by the Company’s management and in particular the February Forecast and the March Forecast. In this regard, the Special Committee considered the Company’s historical financial performance and how it compared to management’s projections of performance for future periods. The Special Committee also considered management’s opinion of the lower projected growth rates of the Company’s advertising revenues given current global and U.S. domestic economic conditions and prospects for a recovery in the near term and the foreseeable future. The Special Committee’s assessment of the Company’s ongoing performance for 2009 and beyond was helpful in placing in context the discounted cash flow analysis prepared by Gleacher (as described under “—Opinion of Financial Advisor” below) and suggested that the market valuation for the Shares would be at the lower end of the range reflected in Gleacher’s analyses and below the Offer Price and well below the New Offer Price.

Risk of Default under the Company’s Revolving Line of Credit. Under the Company’s Revolving Credit Facility, the Company must maintain compliance with certain covenants, including a covenant to maintain a leverage ratio of less than 5.0 times the trailing 12 months operating cash flow. While the March Forecast reflected marginal improvements in the projected leverage ratio and operating cash flow cushion compared to the February Forecast, the Special Committee nonetheless recognized that the Company may not satisfy this leverage ratio covenant by the fourth quarter of 2009 if conditions worsened relative to the March Forecast. The Special Committee also understood that if the Company either breached this leverage ratio covenant or asked its lenders for a waiver of or amendment to the covenant, the Company would likely incur additional significant costs with respect to the Revolving Credit Facility, including additional fees and a higher interest rate, which would adversely impact the Company’s future financial results.

Absence of Alternative Transactions. The Special Committee considered the fact, as confirmed by a letter dated March 22, 2009 to the Board, that Enterprises is interested only in acquiring the Shares not owned by Media and that Enterprises will not sell any Shares owned by Media or consider any strategic transaction involving the Company other than the Offer. In light of Enterprises’ intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of the Company’s assets were not alternatives available to the Company. Consequently, the Special Committee considered a transaction with Enterprises or continuing the Company as a publicly-traded company, with Enterprises remaining as controlling stockholder, as the only practical alternatives available. Maintaining the Company as a publicly-traded company meant stockholders only could realize trading values for their Shares and that those trading values were likely to be significantly less than the new Offer Price in the near term and also for the foreseeable future given the current operating environment and future prospects for the Company.

Best and Final Offer. The Special Committee considered the fact that, based on its negotiations with representatives of Enterprises, it believed that the New Offer Price represented Media and Enterprises’ best and final offer. It has been, and remains, the position of the Special Committee that the consummation of the Offer is in the best interests of the Company’s stockholders (other than Media and

Enterprises). As a consequence, the Special Committee endeavored to negotiate with Media and Enterprises the highest offer price reasonably possible to enhance the likelihood of satisfying the majority of the minority condition, and believes that the New Offer Price is likely the highest offer price Media and Enterprises would propose.

Conditions to Consummation. The Special Committee considered the fact that the Offer is subject to satisfaction of or, if permitted, waiver of several conditions, including (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least a majority of the outstanding Shares not owned by Media or Enterprises or their respective affiliates or the directors and executive officers of the Company, Media or Enterprises (other than the Special Committee members) immediately prior to the expiration of the Offer; and (ii) the waivable condition by Enterprises and Media in their sole discretion that there shall have been validly tendered and not withdrawn before the Offer expires, Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Class B Common Stock held by Media into Shares on a one-for-one basis.

Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion. The Special Committee believes that Media will effect a prompt consummation of a short-form merger if Media acquires ownership of at least 90% of the Shares pursuant to the Offer. The Special Committee also considered Media’s ability and intent to initiate a “subsequent offering period” after the Shares are first accepted for payment pursuant to the Offer. These measures provide assurances to holders of Shares that such holders may receive the Offer Price in cash for each of their Shares as soon as practicable, even if they choose not to tender their Shares during the “initial offering period.” Consequently, the Special Committee concluded that the non-waivable condition of the Offer that a majority of the minority tender their Shares would permit the holders of a majority of the publicly owned Shares to decide if the Offer should be completed by choosing whether to tender their Shares without coercion or any penalty for not tendering their Shares.

Appraisal Rights. The Special Committee took into consideration the fact that stockholders who do not tender their shares pursuant to the Offer may dissent from the short-form merger (if the short-form merger occurs) and may demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the merger. See Item 8 “—Additional Information—Appraisal Rights” below.

The following paragraph is inserted immediately following the fourth paragraph under the heading “Opinion of Financial Advisor”:

Except as disclosed below, Gleacher did not consider any appraisals or valuation reports prepared for the Company or Enterprises, nor were such appraisals or valuations reports provided to the Special Committee. According to the Schedule TO, no appraisals or valuation reports were commissioned in connection with the Offer and no appraisals or valuation reports are related to the Offer in any way. Because the purpose of the appraisals was to evaluate year-over-year changes in the value of Enterprises and its holdings, Gleacher did not consider these appraisals or deem them to be relevant in conducting its analyses and arriving at its opinion. Because the purpose of the valuation reports was to test for potential impairments in the Company’s Federal Communications Commission licenses and radio stations pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, Gleacher did not consider these valuation reports or deem them to be relevant in conducting its analyses and arriving at its opinion other than considering the weighted average cost of capital used in the Bond & Pecaro valuation as of December 31, 2008 in its discounted cash flow analysis. In light of the fact that Gleacher did not consider these appraisals and valuation reports as they were irrelevant, the Special Committee did not consider them in its evaluation of the Offer.

The first table following the second paragraph under the heading “Opinion of Financial Advisor—Discounted Cash Flow Analysis” is replaced in its entirety as follows:

Financial Projections ($ in millions)

	2009E	2010E	2011E	2012E	2013E
Operating Cash Flow	$73.6	$76.2	$78.8	$81.6	$84.9
Less: LTIP	(4.6)	(7.6)	(10.0)	(12.4)	(14.7)
EBITDA	$69.0	$68.5	$68.9	$69.2	$70.2

Less: D&A	(10.7)	(10.9)	(11.3)	(11.5)	(11.8)

EBIT	$58.3	$57.7	$57.6	$57.8	$58.4

Less: Taxes	(23.3)	(23.4)	(23.4)	(23.5)	(23.8)
Tax-Effected EBIT	$35.0	$34.3	$34.2	$34.3	$34.6

Plus: D&A	10.7	10.9	11.3	11.5	11.8
Plus: Deferred Taxes	21.6	21.3	20.8	19.5	17.0
Plus: LTIP	4.6	7.6	10.0	12.4	14.7
Less: Capex	(6.8)	(17.7)	(17.7)	(15.1)	(14.4)
Less: Signal Upgrade Costs	(17.8)	(10.1)	(10.1)	0.0	0.0
Less: Inc. in WC	0.0	(0.7)	(0.8)	(1.1)	(1.2)

Free Cash Flow	$47.3	$45.6	$47.6	$61.5	$62.3

The third paragraph under the heading “Opinion of Financial Advisor—Discounted Cash Flow Analysis” is replaced in its entirety as follows:

Gleacher calculated the terminal value for the Company by applying a terminal growth rate ranging from 1% to 3% to the Company’s unlevered free cash flow during the final year of the five-year period ending 2013 based on Gleacher’s judgment and experience after discussions with the Company’s management, which included management’s view on the Company’s historic and future trading prospects and other market conditions.

The fourth paragraph under the heading “Opinion of Financial Advisor—Discounted Cash Flow Analysis” is replaced in its entirety as follows:

The unlevered free cash flows and the terminal value were then discounted to present value using a range of discount rates from 9% to 12%. The discount rate range was based upon an analysis of the weighted average cost of capital of the Company conducted by Gleacher. In selecting the discount rate range, Gleacher considered the following factors: (a) the highly leveraged capital structure of the Selected Public Company Index, (b) the long-horizon expected equity risk premium and relevant size premium, (c) an estimate for the capital structure of the Company under normal market conditions, and (d) the weighted average cost of capital in the Bond & Pecaro valuation as of December 31, 2008 of 10.5%.

The second paragraph under the heading “Opinion of Financial Advisor—Minority Interest Premiums Paid Analysis” is replaced in its entirety as follows:

Gleacher reviewed publicly available information with respect to the following selected offers to acquire minority interests made since January 1, 2004 for U.S.-based companies in which the consideration was cash and whereby the acquiror owned more than 50% of the shares of the target prior to the offer:

The following sentence is inserted at the end of the first paragraph under the heading “Opinion of Financial Advisor—Selected Public Company Analysis”:

However, the companies used in the Selected Public Company Index were similar to the Company in that each company has significant English language radio broadcasting operations in US markets.

The second paragraph under the heading “Opinion of Financial Advisor—Financial Covenants” is replaced in its entirety as follows:

Based on the Company’s current projections, the Company’s projected leverage ratio in the fourth quarter of 2009 (obtained by dividing the net debt of the Company by its last 12 months operating cash flow) will be close to the 5.0 times net debt to operating cash flow covenant limit under the Revolving Credit Facility. The February Forecast and March Forecast project the Company’s leverage ratio to be 4.9 times and 4.74 times, respectively, in the fourth quarter of 2009. If the Company’s leverage ratio exceeds the 5.0 times covenant limit, the Company’s lenders could declare an event of default and exercise the remedies under the Revolving Credit Facility. If an event of default occurs, the Company may incur significant costs and expenses, as a result of amending the Revolving Credit Facility, or otherwise.

The following paragraph is inserted immediately following the last paragraph under the heading “Opinion of Financial Advisor—Financial Covenants” under the new heading “Opinion of Financial Advisor—Assumptions Regarding February Forecast”:

As part of the Company’s regular financial planning process, the Company prepares a budget for the upcoming year, including five-year projections, and then updates the budget with a forecast each month as actual results become available. The long-range financial projections of the Company’s results of operations were most recently prepared in October 2008 and approved by the Board in December 2008. At the time of the Special Committee meeting on April 1, 2009, the February Forecast was the most recent projection available to Gleacher. The February Forecast and accompanying discussion with the Company’s management comprise the foundation for Gleacher’s projections. Gleacher has been told by the Company’s management that the long-range plan and February Forecast are prepared for internal purposes without a view to dissemination to the public and that the projections are based upon a variety of assumptions relating to the Company’s businesses that the Company considered reasonable at the time. In addition, the Company’s management noted that the operating results in the February Forecast were below market consensus due in part to management’s proximity to real time changes in the radio broadcasting operating environment. The downward adjustment in the February Forecast versus the long-range plan is based in part on the severity of the economic downturn and the resulting reduction in advertising revenue. It should be noted that the Company’s management has stated that the current market environment has increased the difficulty in forecasting as advertising purchases are not being made as far in advance as in the past.

The following paragraph is inserted immediately following the last paragraph under the heading “Opinion of Financial Advisor— Assumptions Regarding February Forecast” under the new heading “Opinion of Financial Advisor—Updated Analysis”:

After the Company disclosed the First Quarter Preliminary Financial Results on April 13, 2009, Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 16, 2009.

At that meeting, Gleacher reviewed the First Quarter Preliminary Financial Results and the March Forecast with the Special Committee. Gleacher also reviewed each of the financial analyses it had previously undertaken in arriving at its opinion. Gleacher then discussed with the Special Committee how the First Quarter Preliminary Financial Results and the March Forecast impacted each of the financial analyses that Gleacher had previously undertaken. Gleacher noted that historical trading analysis and minority interest premiums paid analysis were not impacted by the First Quarter Preliminary Financial Results and the March Forecast. The selected public company analysis, discounted cash flow analysis, and financial covenants analysis, however, were impacted by the First Quarter Preliminary Financial Results and the March Forecast. With respect to the selected public company analysis, Gleacher noted that on a book value of debt basis, the multiples had remained relatively constant. On a market value of debt basis, however, the multiples had fallen due to lower debt prices. With respect to the discounted cash flow analysis, Gleacher noted that the forecasted increase in operating cash flow for the remainder of 2009 as set forth in the March Forecast increased the implied value per Share from a range of $0.67 to $4.32 to a range of $0.93 to $4.71. With respect to the financial covenants analysis, Gleacher noted that the projected increase in operating cash flow for the remainder of 2009 and decrease in net debt resulted in a projected leverage ratio of 4.74 in the fourth quarter of 2009 versus the covenant limit 5.0 times net debt to operating cash flow under the Revolving Credit Facility, which was a marginal improvement against the numbers in the February Forecast. Additionally, Gleacher noted that based on the March Forecast, the operating cash flow cushion at December 31, 2009 had increased from $1 million to $4 million.

Gleacher noted that while the First Quarter Preliminary Financial Results and March Forecast were better than anticipated and showed some improvement, the impact of such improvement was immaterial. Gleacher confirmed that the First Quarter Preliminary Financial Results and the March Forecast did not change its opinion that, as of such date, the Offer Price to be paid in connection with the Offer is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Gleacher delivered to the Special Committee an update to its analysis during the Special Committee’s telephonic meeting on April 23, 2009 with respect to a new Offer Price to be proposed to Media and Enterprises that would increase the likelihood of satisfying the majority of the minority condition, including the following methodologies used in its analysis: (a) pre- and post-tender offer trading prices, (b) minority premiums paid analysis whereby the transaction was completed and the initial offer was raised, and (c) prices that have led to successful completions of offers to average interim trading prices during such offers.

On April 27, 2009, Gleacher provided the Special Committee with its summary of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 with respect to the Special Committee’s proposed new Offer Price of $5.00 per Share. A copy of Media and Enterprises’ financial advisor’s presentation to Gleacher on April 24, 2009 is filed as Exhibit (c)(11) to the Schedule TO.

Gleacher noted that Media and Enterprises’ financial adviser relied upon five methodologies in responding to the Special Committee’s proposed new Offer Price of $5.00 per Share: (a) firm value to EBITDA, (b) unaffected stock price, (c) share price premium, (d) recent Share price and (e) research views. Gleacher summarized that the firm value to EBITDA, unaffected stock price, and research views analysis should not be considered because they did not account for a price that Gleacher believed could lead to a successful completion of the Offer.

With respect to the share price premium analysis, Gleacher noted that Media and Enterprises’ financial advisor suggested that the proposed new Offer Price of $5.00 per Share represented a 51.5% premium to pre-Offer trading levels of the Shares and was significantly above the premium for completed representative transactions, which had highs of 44.0% for tender offers and 44.7% for shareholder vote transactions. Gleacher advised that the high premiums for tender offers and shareholder vote transactions suggested by Media and Enterprises’ financial advisor implied a per Share price of $4.75 and $4.78, respectively.

In discussing the recent share price analysis used by Media and Enterprises’ financial advisor, Gleacher noted that Media and Enterprises’ financial advisor had suggested that the proposed new Offer Price of $5.00 per Share represented a 14.2% premium to where the Shares had traded since the Company had disclosed that Media and Enterprises were giving serious consideration to increasing the Offer Price to $4.20 per Share and that the 14.2% premium was above the interim trading price in tender offers which ranged from 0% to 6%. Gleacher stated that it believes that a 10-12% premium more accurately reflects transactions whereby the initial offer price was raised and the transaction was completed. This equates to a per Share price of between $4.82 and $4.91.

The first sentence under the heading “Opinion of Financial Advisor—Miscellaneous” is replaced in its entirety as follows:

Pursuant to the terms of the engagement letter dated March 31, 2009, as amended as of April 24, 2009, the Special Committee agreed to cause the Company to pay Gleacher a fee upon filing by the Company of the Schedule 14D-9 and on May 4, 2009.

The paragraph under the heading “Intent to Tender” is replaced in its entirety with the following:

To the Company’s knowledge, after making reasonable inquiry, each of the Company’s executive officers, directors and affiliates (other than Media and Enterprises) intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer (other than Restricted Shares, which are subject to transfer restrictions, and Shares such person has the right to purchase by exercising stock options), subject to applicable personal considerations (including tax planning) and securities laws (including Section 16(b) of the Securities Exchange Act of 1934, as amended).

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The second sentence under the heading “Persons/Assets, Retained, Employed, Compensated or Used” is replaced in its entirety as follows:

Pursuant to the terms of the engagement, as amended, the Special Committee and the Company have agreed to pay Gleacher a financial advisory fee of $1,250,000, payable by the Company upon filing by the Company of the Schedule 14D-9, and an additional cash fee of $500,000, payable by the Company on May 4, 2009.

Item 7. Purposes of the Transaction and Plans or Proposals.

The first paragraph under the heading “Purposes of the Transaction and Plans or Proposals” is replaced in its entirety as follows:

For the reasons discussed in Item 4 “The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation,” the Special Committee recommends, on behalf of the Company, that the Company’s stockholders accept the Offer and tender their shares pursuant to the Offer. The Special Committee has not changed its previous determination with respect to the fairness, from a financial point of view, of the Offer Price to the Company’s stockholders (other than Media and Enterprises) and it has determined that the New Offer Price is fair, from a financial point of view, to the Company’s stockholders (other than Media and Enterprises).

Item 8. Additional Information.

Litigation

The following paragraph is inserted immediately following the paragraph under the heading “Litigation”:

On April 27, 2009, representatives of Media and Enterprises’ financial advisor and counsel for Media and Enterprises discussed with attorneys for plaintiffs in the Delaware Actions and representatives of Value Incorporated, the financial advisor to plaintiffs in the Delaware Actions, valuation and disclosure issues relating to the potential settlement of the Delaware Actions. The financial advisors addressed their respective views regarding their financial analyses of the Company. Counsel for Media and Enterprises and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by the Company. Further negotiations took place between counsel for Media and Enterprises and counsel for plaintiffs on April 27 and throughout April 28, 2009.

On April 29, 2009, the parties to the Delaware Actions entered into a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Delaware Actions. The MOU provides that, in consideration for the settlement of the Delaware Actions, (i) the Offer Price will be increased from $3.80 per Share to $4.80 per Share, and (ii) the Company, Media and Enterprises will make supplemental disclosures in appropriate filings with the Commission and disseminate them to holders of record of Company stock no later than ten (10) days prior to the expiration of the Offer. In the MOU, the defendants in the Delaware Actions acknowledge that they considered the unfair price, disclosure and other claims raised by plaintiffs in the Delaware Actions in connection with the increase of the Offer Price to $4.80 per Share and in determining to make the supplemental disclosures contemplated by the MOU. In exchange, the parties to the Delaware Actions will use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of Company stock, other than the Company, Media and Enterprises and the current Company directors, during the period beginning on and including February 10, 2009, through and including the date of the consummation of the merger. If approved by the parties to the Delaware Actions and the Court of Chancery of the State of Delaware, the settlement will result in the dismissal with prejudice of the Delaware Actions and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Delaware Actions or which arise out of or relate to the transactions contemplated by the Offer. The MOU further provides that, in the event the Delaware Actions are dismissed in accordance with the settlement stipulation, the parties in the Delaware Actions will use their best efforts to obtain the dismissal with prejudice of the Georgia State Action and the Georgia Federal Action. The settlement of the Delaware Actions is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the merger. A copy of the MOU is filed as Exhibit (a)(5)(L) to this Amendment and is incorporated herein by reference.

Item 9. Exhibits.

Exhibit Number	Description
*(a)(2)(A)	Letter, dated April 3, 2009, from the Special Committee to the Company’s stockholders.

*(a)(2)(B)	Press release issued by the Company on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

*(a)(2)(C)	Press release issued by the Company on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer.”

*(a)(2)(D)	Press release issued by the Company on April 20, 2009, entitled “Cox Radio, Inc. Issues Revised Response/Recommendation Statement Regarding Tender Offer of Cox Media Group, Inc.”

(a)(2)(E)	Press release issued by the Company on April 30, 2009, entitled “Cox Radio, Inc. Recommends the Tender Offer by Cox Media Group, Inc. at the Increased Offer Price of $4.80 Per Share.”

*(a)(5)(A)	Letter, dated March 22, 2009, from Enterprises to the Board.

*(a)(5)(B)	Press release issued by the Company on March 23, 2009, entitled “Cox Radio Comments on Cox Enterprises Tender Offer.”

*(a)(5)(C)	Opinion of Financial Advisor, dated April 1, 2009.

*(a)(5)(D)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009).

*(a)(5)(E)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009).

*(a)(5)(F)	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed March 30, 2009).

*(a)(5)(G)	Unanimous Written Consent of the Board, dated March 31, 2009.

*(a)(5)(H)	Unanimous Written Consent of the Board, dated April 19, 2009.

*(a)(5)(I)	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 8, 2009).

*(a)(5)(J)	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(K)	Presentation by Financial Advisor to the Special Committee, dated April 1, 2009.

(a)(5)(L)	Memorandum of Understanding, dated April 29, 2009, among the parties to the Delaware Actions.

*(e)(1)	Promissory Notes, dated December 4, 2003, filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

*	Previously filed as an exhibit to the Company’s Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COX RADIO, INC.

By:	/s/ Charles L. Odom
Name:	Charles L. Odom
Title:	Chief Financial Officer

Dated: April 30, 2009